FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 9, 2003

This report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3
as amended (File No. 333-101981) to the extent not superseded by documents or reports subsequently filed by us
under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

_____

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: News Release: AngloGold gives notice of termination of agreement with Queenstake Resources Ltd.

News Release

(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
CEC/CAD/AGO357.03
9 April 2003

ANGLOGOLD GIVES NOTICE OF TERMINATION OF AGREEMENT

AngloGold announced today that on 7 April 2003 the Jerritt Canyon Joint Venture partners and Queenstake Resources Ltd. exchanged notices of termination of an agreement under which Queenstake would have purchased the assets of the Jerritt Canyon Mine. Queenstake failed to meet its obligations under the agreement prior to the scheduled closing and the joint venture partners were forced to give notice of the termination of the agreement.

The Joint Venture partners will continue to operate the Jerritt Canyon Mine according to previously approved plans. The mine is expected to produce in excess of 300,000 ounces of gold in 2003.

ends.

Queries:
www.anglogold.com

South Africa	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com
<mailto:slenahan@anglogold.com>			
Alan Fine	+27 11 637 6383	+27 83 250 0757	afine@anglogold.com
Shelagh Blackman	+27 11 637 6379	+27 83 308 2471	skblackman@anglogold.com
mailto:skblackman@anglogold.com>			
Europe & Asia			
Tomasz Nadrowski	+1 212 750 7999	+1 917 912 4641	tnadrowski@anglogold.com
<mailto:tnadrowski@anglogold.com>			
USA			
Charles Carter	(Toll free) 800 417 9255		
	+1 212 750 7999		cecarter@anglogold.com
<mailto:ccarter@anglogold.com>			
Australia			
Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogold.com.au
<mailto:amaxey@anglogold.com.au>			

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: April 9, 2003   By: /s/ C R BULL

                                                       Name: C R Bull
                                                       Title: Company Secretary